Mail Stop 3561

February 7, 2007

Anthony N. DeMint, President
Accessory Specialists, Inc.
770 E. Warm Springs Rd., Suite 250
Las Vegas, NV 89119

      Re: **Accessory Specialists, Inc.**
                Form 10-KSB for Fiscal Year Ended
                December 31, 2005
                File No. 0-29353

Dear Mr. DeMint:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies

cc: Donald J. Stoecklein, Esq.
       Stoecklein Law Group, a Professional Corp.
       Facsimile: (619) 595-4883